Exhibit C

PRESS RELEASE (under embargo until 8 April 2022 8 AM)

CMB does not support combination between Frontline and Euronav

Antwerp, 8th of April 2022 – CMB takes note of the joint press release by Frontline and Euronav dated 7th of April 2022 about the possible combination of the two companies. CMB, who founded Euronav and is today its largest shareholder, does not support this combination.

No support of largest shareholder

CMB, who founded Euronav and is today its largest shareholder, does not support the combination between Frontline and Euronav.

CMB questions the current strategy of Euronav, which focuses solely on the transportation of crude oil in a world where decarbonization is of paramount importance. CMB does not believe a combination with Frontline will create added value for Euronav’s stakeholders.

CMB proposes an alternative strategy: diversify and decarbonize

CMB had various contacts with Euronav’s Supervisory Board and Management and made proposals to change its current strategy. The strategy proposed by CMB is to gradually diversify Euronav’s fleet away from pure crude oil transportation and focus on decarbonization. The exclusive focus on fossil fuels and the geopolitical risks associated with the business can put the future of the company in jeopardy.

CMB would like to transform Euronav into a Europe-based marine and industrial cleantech powerhouse with a diversified fleet. The proceeds of Euronav’s current business should be reinvested in green hydrogen and ammonia ships and applications, and new type of vessels that carry the fuels of the future.

The possible loss of a European and Belgian industrial stronghold

With the announcement of the Green Deal in 2020, and the ongoing war in Ukraine, there is an unstoppable momentum towards decarbonization, and we need strong European companies to invest in the energy transition more than ever, rather than transferring their business abroad.

Euronav, CMB and the Saverys family

Under CMB’s wings, Euronav has grown to become one of the biggest shipping companies in the world. The Saverys family has supported the growth of the company at every step in its near 30 year history. Euronav’s people share the same DNA and culture as CMB. It is CMB’s ambition to reinstate the spirit of entrepreneurship, family values and a long-term horizon to a company that is today led by people that have a different view.

CMB will further endeavour to convince all stakeholders of Euronav of the benefits of its alternative strategy. In that regard, CMB will make appropriate proposals to Euronav’s shareholders’ meeting and actively engage in a dialogue between shareholders to reach that objective.

ABOUT CMB

CMB (Compagnie Maritime Belge) is a diversified shipping and logistics group based in Antwerp, Belgium. CMB owns and operates 147 seagoing vessels in dry bulk (Bocimar), container transport (Delphis), chemical tankers (Bochem) & crew transfer vessels (Windcat). CMB is also active in cleantech (CMB.TECH) and real estate (MCA Facilities, Maritime Campus Antwerp). CMB has offices in Tokyo; Singapore; Hong Kong; Germany (Hamburg); UK (Lowestoft and Brentwood), and The Netherlands (Amsterdam).

CONTACT

Katrien Hennin

Marketing and Communications Manager CMB

+32 499 39 34 70

katrien.hennin@cmb.be